- TRANSLATION -


02034818

June 11, 2002

Koshi Mizukoshi
President and
Representative Director

Kobe Steel, Ltd.
10-26, Wakinohamacho 2-chome
Chuo-ku, Kobe

NOTIFICATION OF THE 149th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder:

You are cordially invited to attend the 149th Ordinary General Meeting of Shareholders to be held as stated below.

In the event that you are unable to attend the meeting, you may exercise your voting right in written form. Please study the reference documents below and indicate on the voting right exercise form enclosed herewith your approval or disapproval of the items on the agenda. Then, after affixing your seal, return the form to the Company by Tuesday, June 25, 2002.

-Particulars-

1. Date and Time: 10:00 a.m. on Wednesday, June 26, 2002

2. Place of the Meeting: Kobe International Exhibition Hall No.2 (1F)
   11-1, Minatoshimanakamachi 6-chome
   Chuo-ku, Kobe

3. Purpose of the Meeting

Matters to be Reported: Report on the business report, balance sheet and income statement for the 149th business term, ending March 31, 2002 (also known as fiscal 2001 or FY2001).

Matters to be Resolved:

First Item:	Approval of proposal for disposition of deficit for the 149th business term (FY 2001)
Second Item:	Amendment of Articles of Incorporation The contents of the amendment are described from page 24 to page 28 of "Reference Documents Concerning the Exercise of Voting Rights" attached hereto (page [32] to page [39] of this translation)
Third Item:	Election of seven (7) Directors upon the expiration of the terms of all directors
Fourth Item:	Granting of retirement gratuities to retiring directors

Those attending the meeting in person should submit the voting right exercise form enclosed herewith at the reception desk. Proxies should submit documentation evidencing their authority beside the voting right exercise form. The Articles of Incorporation prescribe proxies must be shareholders of the Company and have voting rights.

Business Report

For Fiscal Year April 1, 2001 – March 31, 2002

1. Outline of Business Activities

(1) Overview, Segment Performance and Business Outlook

Overview

The Japanese economy in fiscal 2001, ended March 31, 2002, continued to be extremely severe. Exports sagged because of a slump in the world IT industry, private-sector capital investment was weak, consumer spending was low, and public works projects were down.

On this background, Kobe Steel, Ltd.'s non-consolidated net sales for fiscal 2001 decreased 3% to 793.9 billion yen. Although sales rose in the Machinery segment, the Iron & Steel and the Aluminum & Copper segments saw a decrease in sales. Despite an all-out effort at reducing costs, low steel prices were a major factor leading to pretax ordinary loss of 4 billion yen. Aftertax net loss was 20.9 billion yen, as a write-down of securities due to the weak stock market and the adoption of retirement benefit accounting standards resulted in higher extraordinary losses.

As Kobe Steel continued to have undisposed deficits in fiscal 2001, it is unable to distribute dividends in accordance with the Commercial Code. The Company regrets this situation and asks its shareholders for their understanding and continued support.

On a consolidated basis, net sales decreased 13% to 1,198 billion yen. In addition to lower performance in the Iron & Steel segment, consolidated sales were affected by the sale of a semiconductor subsidiary. Pretax ordinary loss was 13.5 billion yen. Extraordinary losses from the write-down of securities and the adoption of retirement benefit accounting standards resulted in an aftertax net loss of 28.5 billion yen.

Under a strategy called selection and consolidation, Kobe Steel had in previous years been restructuring its operations. In the period under review, Kobe Steel was also actively forming alliances with other companies to improve the competitiveness of its core businesses.

In the Iron & Steel segment, Kobe Steel and Nippon Steel Corporation agreed in December 2001 to provide mutual support in steelmaking. They will also explore the distribution of steel products, raw materials

procurement, cooperation between nearby places of operation, and cooperation between group companies. Other areas could be added if future discussions determine they would be advantageous to both companies. In the area of automotive steel sheet, Kobe Steel formed a technical alliance with voestalpine Stahl GmbH for high strength steel sheet and coated steel sheet. This complements the alliance with United States Steel Corporation, formed the previous fiscal year, which also covers R&D in automotive steel sheet. Kobe Steel's most recent alliance is with Europe's Lucchini Group in automotive steel wire rod and bar. These cooperative relationships are intended to enable Kobe Steel to supply automotive companies with the high quality steel products they need worldwide.

A new business that Kobe Steel has embarked on is the wholesale supply of electricity. Kobe Works will have two power plants with generating capacities of 700,000 kilowatts each. The No. 1 Power Plant began commercial operation in April 2002, while the No. 2 Power Plant, currently under construction, will go into commercial operation in April 2004. At that time, they will have a combined capacity to generate 1.4 million kilowatts. Located in the city of Kobe, the power station greatly increases Kobe City's self-sufficiency for electricity. With careful consideration given to environmental concerns, the power station further contributes to the local community.

On March 1, subsidiary Shinko Kosan, Ltd. was merged into Kobe Steel, and together with the land development business, was regrouped into the Real Estate Company. Consolidating business know-how and making efficient use of resources strengthens the Company's real estate business.

Segment Performance

Iron & Steel

In the sluggish economy, steel demand in Japan continued to slump. Public works projects were curtailed, and manufacturing and construction were weak. Market demand fell sharply in the first half of fiscal 2001 and steel inventories rose sharply. However, in the second half of the fiscal year, lower production reduced inventories. Exports followed a downward trend due to deceleration of the U.S. economy and growing anxiety of oversupply in the market. Despite these difficult conditions, Kobe Steel was able to maintain domestic and overseas shipments at roughly the same level as in fiscal 2000. However, low steel prices led to a decrease in steel product sales.

Steel castings and forgings for the shipbuilding industry were strong and exports of titanium mill products were firm, leading to an increase in sales in these areas.

Sales of welding consumables rose in comparison to the previous fiscal year. Shipments to the domestic shipbuilding industry went up, as did demand from large redevelopment projects in the Tokyo metropolitan area. Asian exports were also strong.

Despite these bright spots, non-consolidated sales in the Iron & Steel segment fell 5% to 421.2 billion yen.

Aluminum & Copper

Shipments of rolled aluminum products in fiscal 2001 decreased over the previous fiscal period. Although demand for aluminum can stock for beverages was firm, the sluggish IT market cut demand for aluminum plate for semiconductor manufacturing equipment.

Shipments of rolled copper products also fell in comparison to fiscal 2000. Slumping IT and automotive demand led to decreases of copper sheet and strip for semiconductor leadframes and electrical terminals for cars. Furthermore, domestic air conditioner manufacturers continued to shift production overseas and this also led to a decrease in domestic demand.

For these reasons, non-consolidated Aluminum & Copper segment sales decreased 7% to 196.9 billion yen.

Machinery

Domestic orders dropped 29% to 124.9 billion yen. Demand for municipal solid waste treatment facilities dropped considerably. Orders for standard compressors and crushers also slumped due to low capital investment in the private sector. Low orders for overseas plants led to a 30% drop to 22.5 billion yen.

As a result, Machinery segment orders were 147.4 billion yen, down 29% from the previous fiscal period. The backlog of orders was 179.1 billion yen.

Although orders in fiscal 2001 were lower, higher orders in fiscal 2000 for municipal solid waste treatment plants resulted in a 9% increase in Machinery segment sales to 175.7 billion yen.

Business Outlook

The Japanese economy in fiscal 2002, ending March 2003, will continue to face difficulties. The economy is showing slight signs of improvement, and

some recovery is expected in exports. Inventory adjustments will continue, mainly in the IT industry. However, private-sector capital investment and personal spending are not anticipated to recover. Facing these conditions, Kobe Steel's outlook for its business segments in fiscal 2002 are as follows:

Iron & Steel

Kobe Steel is strengthening its operations through technical alliances with steelmakers in the United States and Europe to meet the global procurement needs of its users. The Company is focusing on specialty steel, high strength steel sheet and coated steel sheet, all products in which Kobe Steel excels. In addition to cost reduction measures, the cooperative alliance with Nippon Steel Corporation is intended to contribute to increasing profitability.

In April 2002, Kobe Steel's No. 1 Power Plant in Kobe Works began the wholesale supply of electricity. The No. 2 Power Plant is currently under construction. This business will further improve the profit base of Kobe Steel.

Aluminum & Copper

In the aluminum extrusion field, Kobe Steel has tied up with Sumitomo Light Metal Industries, Ltd., while for copper strip and sheet, it is collaborating with Mitsubishi Materials Corporation and Mitsubishi Shindoh Co., Ltd. These forms of collaboration and our own efforts are expected to contribute to the Company's profitability, backed by anticipated recovery in the IT market. Demand for lightweight automotive materials is also anticipated to steadily rise. These initiatives will enable Kobe Steel to maintain its position as the top domestic supplier of aluminum products.

Machinery

Kobe Steel will strive to maintain orders on the back of strong demand in the environmental and energy fields. Continuing its cost reduction efforts, the Company is adding new menus, promoting product development and entering new businesses. In the field of overseas engineering, Kobe Steel is making a strong effort to rebuild the business by reducing personnel and focusing on competitive menus.

Corporate Measures

Carrying out its midterm management plan, Kobe Steel had been reforming its business structure to improve its financial performance. However, the Company had to implement additional, temporary measures for a two-year period due to a sudden worsening of the business environment. The Company is decreasing the annual income of its employees, further lowering

the remuneration of directors and corporate officers, and reducing R&D expenditures. These and other on-going measures are intended to improve profitability, contribute to an early reduction in undisposed deficits, and improve financial performance by decreasing debt.

Corporate Ethics

In November 1999, a number of former directors were charged with violating the Commercial Code. A shareholder lawsuit was raised against those former directors and several current directors in Kobe District Court. In April 2002, the case ended in an amicable settlement. Kobe Steel extends its sincere apology for the long concern and anxiety caused to all shareholders. To prevent such transgressions, the Company is establishing a compliance check system and corporate governance guidelines.

Kobe Steel thanks its shareholders for their support over the past year and looks forward to their continued encouragement.

(2) Business Results and Summary of Assets

① Production Volume

(Thousands of metric tons)

Product	146th (FY1998)	147th (FY1999)	148th (FY2000)	149th (FY2001)
IRON AND STEEL SEGMENT				
Pig Iron	7,302	7,485	7,710	7,480
Crude Steel	5,492	5,808	6,533	6,476
Steel Products	5,066	5,359	5,945	5,860
Welding Supplies and Equipment	143	132	138	148
ALUMINUM AND COPPER SEGMENT				
Aluminum and Aluminum Alloy Products	378	389	407	385
Copper and Copper Alloy Products	119	125	127	106

② Non-Consolidated Net Sales

(Millions of yen)

Product	146 th (FY1998)	147 th (FY1999)	148 th (FY2000)	149 th (FY2001)
IRON AND STEEL SEGMENT Steel Products	284,176	268,361	284,350	245,877
Pig Iron, Cast and Forged Steel Products, and Others	133,897	119,755	118,432	133,512
Welding Supplies and Equipment	44,169	40,572	41,039	41,815
SUBTOTAL	462,243	428,688	443,822	421,205
ALUMINUM AND COPPER SEGMENT Aluminum and Aluminum Alloy Products	132,455	114,851	121,715	115,248
Copper and Copper Alloy Products	54,657	54,856	55,911	44,428
Aluminum Castings, Forgings and Others	35,608	32,801	34,445	37,297
SUBTOTAL	222,721	202,508	212,072	196,974
MACHINERY SEGMENT Industrial Machinery and Plant Engineering	171,529	146,888	144,935	161,161
Construction Machinery	61,827	39,339	—	—
Electronics and Information Related and Others	20,132	20,320	16,047	14,610
SUBTOTAL	253,490	206,548	160,982	175,771
TOTAL (TOTAL EXPORT SALES)	938,455 (197,673)	837,745 (165,498)	816,877 (137,969)	793,952 (132,696)

* Notes:

1. The construction machinery business of the Machinery Segment was transferred to Kobelco Construction Machinery Co., Ltd. as of October 1, 1999.
2. The net sales of Electronics and Information Related and Others for FY 2001, as stated above, include those of real estate business.

③ Non-Consolidated Income and Assets

(Millions of yen, except where noted)

	146 th (FY1998)	147 th (FY1999)	148 th (FY2000)	149 th (FY2001)
Ordinary Income (Loss)	(9,840)	8,221	14,648	(4,010)
Net Income (Loss)	(23,317)	(15,198)	(60,588)	(20,991)
Net Income (Loss) per Share	(8.22) yen	(5.36) yen	(21.36) yen	(7.39) yen
Total Assets	1,770,791	1,655,620	1,520,815	1,524,098
Net Assets	382,397	367,251	307,013	312,355

Note: Net income (loss) per share is computed on the basis of the average number of shares during the relevant fiscal year. Net loss per share of FY 2001 is computed on the basis of the number of shares excluding the average number of treasury stock, during the fiscal year.

【Fiscal 1999】

Sales decreased from the previous business term due to low performance of all Sectors under the severe economic climate as well as transfer of the construction machinery business. Ordinary income increased because of overall cost reduction although net loss decreased.

Net assets decreased due to a loss in profits.

【Fiscal 2000】

Although sales of the Iron and Steel Segment and the Aluminum and Copper Segment increased, net sales of the Company decreased from the previous fiscal period due to the separation of the construction equipment business. Ordinary income increased due to overall cost reduction, but net loss increased due to the introduction of the financial instrument accounting and the retirement benefit accounting and the retirement benefit accounting which were taken as extraordinary losses.

Net assets decreased due to lower profits.

【Fiscal 2001】

Although sales of the Machinery Segment increased, net sales of the Company decreased from the previous fiscal period due to decrease of sales of the Iron and Steel Segment and Aluminum and Copper Segment. Ordinary Income decreased due to falling of steel prices despite an all-out effort at reducing costs, but net loss decreased from the previous fiscal year.

Net assets increased due to merger with Shinko Kosan Company, Limited, although the Company resulted in a net loss.

(3) Capital Expenditures

,Capital expenditures during fiscal 2001 totaled ¥43.9 billion on a construction (acceptance) basis. The Major capital investment at the end of the term is listed below:

Project	
Kobe Works:	Power generation facilities

The capital expenditure for Power generation business is funded through project financing by a wholly owned subsidiary, Shinko Kobe Power Inc. in place of the Company in the business term.

(4) Financing

During the business term under review, the Company issued ¥30 billion bonds, divided into two (2) times, for repayment of loans.

2. Outline of the Company (As of March 31, 2002)

(1) Principal Businesses

The Company is principally engaged in manufacture and sale of the following products and related businesses:

Category	Major Products
IRON AND STEEL	
Steel Products	
Bars and Wire Rods	Mild-Carbon Wire Rods, Wire Rods for Cold Heading Quality and High-Carbon Wire Rods, Specialty Wire Rods, Mild-Carbon Bars, Specialty Bars
Plates and Sheets	Steel Plates, Steel Sheets (Hot-Rolled Sheets, Cold-Rolled Sheets, Galvanized Sheets and other Coated Sheets)
Blooms and Billets	
Pig Iron, Cast and Forged Steel and Others	Steel Castings and Forgings (Marine Parts, Electrical Parts, Industrial Machinery Parts, Others), Titanium and Titanium Alloys, Steel Powders and Steels for Metal Molds, Fabricated Steel Products, Foundry Pig Iron, Pig Iron for Steelmaking, Slag Products
Welding Supplies and Equipment	Covered Electrodes, Welding Wires, Welding Fluxes, Welding Equipment, Welding Robots, Power Sources for Welding Robots, Welding Robot Systems
ALUMINUM AND COPPER	
Aluminum and Aluminum Alloy Products	Aluminum Beverage Can Stock, Aluminum Foil Stock, Fin Stock for Heat Exchangers, Aluminum Sheets for Automobiles, Aluminum Extrusions, Blanks and Substrates for Computer Memory Disks
Copper and Copper Alloy Products	Copper Tubes for Air Conditioners, Copper Alloy Sheet and Strip for Electronic Parts, Leadframes
Aluminum Castings, Forgings and others	Aluminum Alloy and Magnesium Alloy Castings and Forgings (Aircraft Fuselage Parts, Automobile Parts, Others), Aluminum Processed Products (Automobile Parts, etc.)

(Continued)

Category	Major Products
MACHINERY AND OTHERS	
Industrial Machinery and Plant Engineering	Plant Construction (Ferrous and Nonferrous Metal Plants, Pelletizing Plants, Cement Plants, Petrochemical Plants, etc.), Chemical Processing Machinery, Equipment for the Nuclear Energy Industry, Civil and Construction Engineering Projects, Bridge Construction, New Urban Transit System, Municipal Sewage Treatment Plants, Municipal Refuse Treatment Plants, Rubber and Plastic Processing Machinery, Metal Processing Machinery, Mineral Processing Machinery, Compressors, Refrigeration Compressors, Heat Pumps.
Real Estate, etc.	Sale and leasing of real estate, Building Management, Land and Urban Development, and others Electronics (Platform Business, Network and Systems Integration), Superconducting Products, New materials (e.g. Special Alloys)

Note: The Company began the Independent power producer (IPP) business as of April 1st, 2002.

(2) Main Business Offices and Plants

Head Offices	Kobe (Registered Head Office), Tokyo
Branch Offices	Osaka, Nagoya
Sales Offices	Hokkaido (Sapporo), Tohoku (Sendai), Niigata, Hokuriku (Toyama), Shikoku (Takamatsu), Chugoku (Hiroshima), Kyushu (Fukuoka)
Overseas Offices	New York, Detroit, Düsseldorf, Singapore, Beijing
Research Laboratories	Kobe
Works and Plants	
(Iron and Steel Segment)	Kakogawa (Hyogo), Kobe, Takasago (Hyogo), Fujisawa (Kanagawa), Ibaraki (Osaka), Saijo (Hiroshima), Fukuchiyama (Kyoto)
(Aluminum and Copper Segment)	Moka (Tochigi), Chofu (Yamaguchi), Hatano (Kanagawa), Daian (Mie)
(Machinery Segment)	Takasago (Hyogo), Harima (Hyogo)

Notes:

1. The Company changed its registered address of head office to 10-26, Wakinohamacho 2-chome Chuo-ku, Kobe at March 1st, 2002.
2. Certain overseas offices are incorporated in their respective countries.

(3) Shares

① Number of Shares Authorized 6,000,000,000

② Number of Shares Issued 2,867,549,861

Note: Number of Shares Issued increased 31,567,935 due to merger between the Company and Shinko Kosan Co., Ltd.

③ Number of Shareholders 276,365

④ Principal Shareholders

Name	Number of Shares	Percentage of Shares	The Company's investment in its Principal Shareholders	
			Number of Shares	Percentage of Shares Held
	(Thousands of shares)		(Thousands of shares)	
Nippon Life Insurance Company	169,175	5.90	–	–
The Dai-Ichi Kangyo Bank, Limited	104,681	3.65	–	–
UFJ Bank Limited	104,503	3.64	–	–
Sumitomo Mitsui Banking Corporation	85,265	2.97	2,980	0.05
The Mitsubishi Trust and Banking Corporation	76,238	2.66	–	–
Nissho Iwai Corporation	73,437	2.56	24,944	2.85
The Yasuda Trust and Banking Company, Limited	66,458	2.32	4,369	0.15

Notes:

1. The percentage of shares held by the principal shareholders excludes non-voting preferred stocks.
2. The Dai-Ichi Kangyo Bank, Limited, mentioned above, together with The Industrial Bank of Japan, Limited and The Fuji Bank, Limited, became Mizuho Bank, Limited ("Mizuho") and Mizuho Corporate Bank, Limited ("Mizuho Corporate") by way of corporate split and merger of these three banks. The Company owns 13,802 common stocks of Mizuho Holdings, Incorporated (percentage of shares held by the Company: 0.15%), which is a parent company of Mizuho and Mizuho Corporate.
3. The Company owns 9,121 common stocks of UFJ Holdings, Incorporated (percentage of shares held by the Company: 0.19%), which is a parent company of UFJ Bank Limited.
4. The Company owns 3,049 common stocks of Mitsubishi Tokyo Financial Group, Incorporated (percentage of shares held by the Company: 0.05%), which is a parent company of The Mitsubishi Trust and Banking Company Limited.
5. The Yasuda Trust and Banking Company, Limited changed its trade name to Mizuho Asset Trust & Banking Co., Ltd. as of April 1st, 2002.

⑤ Acquisition, Transaction and Possession of Treasury Stock

・Acquisition of Treasury Stock

Acquisition of shares constituting less than one (1) full unit, etc.

Number of Common Stocks 216,348 shares

Total cost of acquisition 13,454,930 yen

Note: The Company merged with Shinko Kosan Co., Ltd. ("Shinko Kosan") as of March 1, 2002 and inherited its 5,326,000 shares held in the Company, and these shares were allocated to shareholders of Shinko Kosan instead of allocation of new shares of common stock of the Company in connection with the merger. 22,743 shares of new shares of common stock of the Company in connection with the merger were allocated for 3,449 shares of treasury stock of Shinko Kosan due to purchase of shares constituting less than one (1) unit (total cost of purchase: 1,016,950 yen), which were inherited from Shinko Kosan.

- Transaction of Treasury Stock

Number of Common Stock	113,000 shares
Total cost of transaction	8,108,000 yen

- Possession of Treasury Stock on closing date

Number of Common Stock	131,348 shares

(4) Employees (Parent only)

	Male	Female	Total
Number of Employees	8,937	737	9,674
Increase (Decrease) compared with the end of the previous term	(199)	45	(154)
Average Age	41.7	36.6	41.3
Average Working Years	20.4	13.7	19.9

Note: The number of employees above does not include 5,011 employees temporarily seconded to other companies.

(5) Principal Subsidiaries and Affiliates

① Principal Subsidiaries and Affiliates

(* In millions of yen or thousands of other currency except where noted)

Company	Stated Capital*	Equity Participation	Principal Business
Nippon Koshuha Steel Co., Ltd.	¥15,669	51.58%	Manufacture and sale of specialty steels, mold and tools, cutting tools
Shinko Wire Company, Ltd.	¥8,062	30.72%	Manufacture and sale of secondary products of steel wire, planning and construction of Structures
The Kansai Coke and Chemicals Co., Ltd.	¥6,000	39.00%	Manufacture and sale of coke and other chemicals
Kobe Special Tube Co., Ltd.	¥5,250	100.00%	Manufacture and sale of stainless steel tube and pipe and precision tube
Shinko Kenzai, Ltd.	¥3,750	94.13%	Manufacture and sale of products used in engineering and construction
Shinko Kobe Power Inc.	¥3,000	100.00%	Independent power producer
Shinko Bolt Ltd.	¥465	100.00%	Manufacture and sale of bolts used in construction machinery
Kobelco Logistics, Ltd.	¥393	91.27%	Harbor transportation services, coastal shipping, customs clearance, land transportation and warehousing
Sakai Steel Sheets Works, Ltd.	¥320	100.00%	Cutting, Slitting and sale of steel sheets
Shinko Mex Co., Ltd.	¥115	66.39%	Design, manufacture, installation, piping and maintenance of plant and equipment
Shinko Kakogawa Koun Co., Ltd.	¥90	54.29%	Harbor transportation services, loading and unloading of vessels, agency of vessels
Shinko Sohgo Service Ltd.	¥57	100.00%	Electrical work, gardening and engineering, security services and maintenance of equipment
KSL Alcoa Aluminum Co., Ltd.	¥6,250	50.00%	Manufacture and sale of aluminum can stock

(Continued)

Company	Stated Capital*	Equity Participation	Principal Business
Sun Aluminum Industries, Ltd.	¥560	95.31%	Manufacture and sale of aluminum foils
Shinko-North Co., Ltd.	¥400	100.00%	Manufacture and sale of aluminum processed products
Shinko Metal Products Co., Ltd.	¥200	90.00%	Manufacture and sale of copper and copper alloy tubes, condensing tubes, and processed products
Kobe Copper (Malaysia) Sdn. Bhd.	M$25,500	70.00%	Manufacture and sale of copper tube and secondary products
Shinko Electric Co., Ltd.	¥9,701	33.52%*	Manufacture and sale of electronic precision equipment and heavy electric equipment
NABCO Ltd.	¥8,602	34.25%	Manufacture and sale of braking equipment, automatic door system, oil/air pressure machinery and control devices
Shinko Pantec Co., Ltd.	¥4,020	54.41%	Manufacture and sale of environmental systems, cooling tower and gas cleaning systems and chemical process equipment
Shinko Engineering Co., Ltd.	¥660	45.72%	Manufacture and sale of cogeneration systems, internal combustion engines, reducers and construction machinery
Kobelco Compressors Corporation	¥450	100.00%	Sale of compressor and other services
Shinko Plant Engineering and Construction Co., Ltd.	¥288	100.00%	Planning, design, construction and installation of plants and structures
Shinko I. E. Tech Co., Ltd.	¥70	80.00%	Operation, maintenance and repair of environment-related facilities; Engineering, manufacture and erection of steel structure
Complejo Siderurgico de Guayana, C.A.	54,625 million Venezuelan Bolivar	19.44%	Manufacture and sale of hot briquette iron
Kobelco Construction Machinery Co., Ltd	¥16,000	90.00%	Manufacture and sale of construction machinery
Genesis Technology Inc.	¥1,900	100.00%	IC Testing, processing and assembly
Kobelco Development Co., Ltd	¥370	100.00%	Leasing of real estate and sale of condominium
Shinsho Corporation	¥3,930	39.25%*	Trading, import and export of iron and steel, nonferrous metal products and machinery
Kobelco Research Institute, Inc.	¥300	100.00%	Analysis and appraisal of materials and structures, research and assessment of the environment

(Continued)

Company	Stated Capital*	Equity Participation	Principal Business
Shinko Industrial Co., Ltd.	¥300	83.00%	Manufacture and sale of high-pressure gas vessels
Kobe Steel USA Holdings Inc.	$204	100.00%	Holding company for the Company's subsidiaries in the U.S.A.
Kobe Steel Australia Pty, Ltd.	A$25,000	100.00%	Holding company for the Company's subsidiaries in Australia

Notes:

1. Equity participation of the company marked with * in the list above includes percentage of the shares as securities for contribution to employee pension plan.
2. Within this Fiscal Year, Shinko Kobe Power Inc. and Shinko Bolt Ltd. are newly listed above.
3. O's Town Development Co., Ltd., which was listed in the previous term, merged with Kobe Water Front Development Co., Ltd. and changed its trade name to Kobelco Development Co., Ltd.
4. Within this Fiscal Year, The companies as stated below, which were listed in the previous term, are not listed.

Company	Reason
Shinko Nadahama Transportation Co., Ltd.	Merger with the Company
KMT Semiconductor, Ltd.	Transfer of all the Shares held by the Company
Kobelco Systems Corporation	Transfer of a part of shares held by the Company
Shinko Kosan, Co., Ltd.	Merger with the Company

5. Within this Fiscal Year, the companies, as stated below, inherited the shares of Shinko Kosan Co., Ltd. ("Shinko Kosan") due to the merger between the Company and Shinko Kosan. The Company's respective equity participation is stated below.

Nippon Koshuha Steel Co., Ltd.	51.58%	Shinko Wire Company, Ltd.	30.13%
Shinko Electric Co., Ltd.	33.17%	Shinko Pantec Co., Ltd.	53.69%
Shinsho Corporation	37.47%		

6. Within this Fiscal Year, Shinko Kenzai, Ltd. increased its stated capital to 3,750 million and the Company's equity participation resulted in 94.13%.
7. Within this Fiscal Year, Sun Aluminum Industries, Ltd. decreased its stated capital to ¥560 million.
8. Within this Fiscal Year, Shinko-North Co., Ltd. decreased and increased its stated capital resulted to ¥400 million and the Company's equity participation resulted in 100.00%.
9. Within this Fiscal Year, the Company's equity participation in Kobelco Construction Machinery Co., Ltd. decreased from 100.00% to 90.00% due to transfer of 10% of shares held by the Company.
10. Within this Fiscal Year, Genesis Technology Inc. increased its stated capital to ¥1,900 million.

② Consolidated Financial Results

The numbers of consolidated subsidiaries and equity-valued affiliates are 156 and 51 respectively including the above-mentioned principal subsidiaries and affiliates.

The Company's consolidated net sales decreased ¥175.0 billion to ¥1,198.0 billion. Consolidated ordinary loss increased by ¥63.5 billion to ¥13.5 billion, and consolidated net loss increased by ¥35.0 billion to ¥28.5 billion.

(6) Major Lenders

Lender	Amount Borrowed (Millions of Yen)	Number of Shares of Held in Kobe Steel (Thousands of shares)	Equity held in Kobe Steel (%)
Development Bank of Japan	54,965	—	—
The Nippon Life Insurance Company	36,493	169,175	5.90
The Dai-Ichi Kangyo Bank, Limited	33,741	104,681	3.65
Sumitomo Mitsui Banking Corporation	32,732	85,265	2.97
FUJ Bank, Limited	32,031	104,503	3.64
The Mitsubishi Trust & Banking Corporation	28,872	76,238	2.66
The Yasuda Trust and Banking Company, Limited	27,707	66,458	2.32

Notes:

1. The Dai-Ichi Kangyo Bank, Limited, mentioned above, together with The Industrial Bank of Japan, Limited and The Fuji Bank, Limited, became Mizuho Bank, Limited ("Mizuho") and Mizuho Corporate Bank, Limited ("Mizuho Corporate") by way of corporate split and merger of these three banks. The Lender of the Company is Mizuho Corporate.
2. The Yasuda Trust and Banking Company, Limited changed its trade name to Mizuho Asset Trust & Banking Co., Ltd. as of April 1st, 2002.

(7) Directors and Corporate Auditors

Position	Name	Function or Main Occupation
Chairman of the Board (Representative Director)	Masahiro Kumamoto	
President (Representative Director)	Koshi Mizukoshi	
Executive Vice President (Representative Director)	Osamu Takata	Oversees the Head Office (excluding the Iron and Steel Sector), domestic branch and sales offices, and overseas offices; Oversees the Aluminum and Copper Company, and the Real Estate Company; Responsible for affiliated companies.

(Continued)

Position	Name	Function or Main Occupation
Executive Vice President (Representative Director)	Noriyoshi Mitsutake	Head of the Iron and Steel Sector; Oversees the Welding Company.
Executive Vice President (Representative Director)	Yasuaki Hirata※	President of the Infrastructure and Plant Engineering Company; Oversees the Machinery Company
Director	Hiroshi Sato	General Manager of the Technical Development Group; Responsible for the Information and Telecom Products Department, the Electronic Material Department and the Medical Implants and Materials Department.
Director	Toru Asaoka ※	Responsible for the Communication Center, the Human Resources Department, the Corporate Planning Department; Responsible for the Finance Department, overseas offices (excluding offices handled by the Iron and Steel Sector) Administers the Legal Department
Corporate Auditor (Full-time)	Hirokatsu Yokoyama	
Corporate Auditor (Full-time)	Katsuyuki Matsumoto ※	
Corporate Auditor	Shigetake Ogata ※	Attorney at law
Corporate Auditor	Taku Morota ※	

Notes:

1. Directors and Corporate Auditors marked with ※ in the list above were newly appointed at the 148th Ordinary General Meeting of Shareholders held on June 27, 2001.
2. The three (3) Corporate Auditors, Messrs. Katsuyuki Matsumoto, Shigetake Ogata and Taku Morota are the Outside Corporate Auditors stipulated in the provision of Article 18, Paragraph 1 of the Law for Special Exceptions to the Japanese Commercial Code concerning Audit, etc. of Kabushiki Kaisha.
3. Directors and Corporate Auditors, listed below, retired from their office within the fiscal year:

Position at the time of retirement	Name	Function or Main Occupation at the time of retirement	Date of retirement
Director	Susumu Okushima	Responsible for the General Administration Department, the Marketing Planning Department, the Land Development Department, domestic branch and sales offices, overseas offices and operations in the Osaka and Kobe area; Responsible for the companywide projects.	June 27,2001

(Continued)

Position at the time of retirement	Name	Function or Main Occupation at the time of retirement	Date of retirement
Director	Yasuo Inubushi	Administers the Legal Department and the Human Resources Department; Responsible for the Secretariat and Publicity Department, the Corporate Planning Department and the Finance Department; and the semiconductor business.	June 27,2001
Corporate Auditor (Full-time)	Hisashige Hosaka		June 27,2001
Corporate Auditor (Full-time)	Hirofumi Sekine		June 27,2001
Corporate Auditor	Tadashi Yamada	Attorney at Law	June 27,2001

4. Function of Officers as of March 31, 2001

① Head Office (excluding the Iron and Steel Sector).

Position	Name	Function
President (Representative Director) Officer	Koshi Mizukoshi	
Executive Vice President (Representative Director) Officer	Osamu Takata	Oversees the Head Office (excluding the Iron and Steel Sector), domestic branch and sales offices and overseas offices; Oversees the Aluminum and Copper Company, the Real Estate Company: Responsible for affiliated companies
Director Senior Officer	Hiroshi Sato	General Manager of the Technical Development Group; Responsible for the Information and Telecom Products Department, the Electronic Material Department, and the Medical Implants and Materials Department
Director Senior Officer	Toru Asaoka	Responsible for the Communication Center, the Human Resources Department, the Corporate Planning Department; Responsible for the Finance Department, overseas offices (excluding offices handled by the Iron and Steel Sector) Administers the Legal Department
Officer	Masanori Fukiwake	Deputy General Manager of the Technical Development Group
Officer	Takashi Matsutani	General Manager of the Legal Department

②Iron and Steel Sector

Position	Name	Function
Executive Vice President (Representative Director) Officer	Noriyoshi Mitsutake	Head of the Iron and Steel Sector; Oversees the Welding Company
Executive Officer	Yasuo Inubushi	Responsible for the overall sales of steel and designation of President
Senior Officer	Toshio Kimura	General Manager of the Steel Casting and Forging Division; Responsible for the Titanium Division and the Steel Power Division
Senior Officer	Izumi Kozakai	General Manager of Kakogawa Works
Senior Officer	Iwao Miyamoto	Responsible for the Purchasing Department, the Civil Construction Technology Department, the Secretariat Group, General Administration Department, domestic branch and sales offices, and operations in the Osaka and Kobe area, Responsible for the companywide projects
Officer	Tatsuo Ikeda	General Manager of Kobe Works
Officer	Mutsuo Yamamoto	Responsible for the Raw Materials Purchasing Department
Officer	Tsuyoshi Tanaka	Responsible for technical services of the Steel Production Division
Officer	Masaaki Nakazono	General Manager of IPP Division and Power Generation Department
Officer	Keiji Koyama	General Manager of the Planning and Administration Department
Officer	Saburo Hara	Responsible for wire rod, bar products, bearing steels, steel plates, and sales of project;
Officer	Tomoyuki Kaya	Responsible for sales of steel sheet and steel export

③Welding Company

Position	Name	Function
Executive Officer	Hiroo Shimada	President
Officer	Isao Aida	Vice President

④Aluminum and Copper Company

Position	Name	Function
Executive Officer	Shinji Yano	President; Responsible for copper business
Senior Officer	Yutaka Nakayasu	Responsible for aluminum flat rolled products (including hard disk substrates and blanks) and reclaimed silicon wafers
Officer	Eiki Usui	Responsible for sales of automotive aluminum products; Administers technology development
Officer	Hiroyuki Nakayama	Responsible for aluminum extruded products; General Manager of the Aluminum Cast and Forged Products Group Administers manufacturing technology
Officer	Hideo Ogi	General Manager of Moka Plant

⑤Infrastructure and Plant Engineering Company

Position	Name	Function
Executive Officer	Yasuaki Hirata	President, Oversees Machinery Company,
Executive Officer	Takashi Ishida	Vice President
Executive Officer	Susumu Okushima	Vice President
Officer	Akira Uragami	Responsible for technology in the plant engineering business
Officer	Katsunori Aoki	General Manager of the Planning and Administration Department; Responsible for the Safety Management and Quality Assurance Department, the Procurement Department, the Business Development and Marketing Department and international operations of iron making plants

⑥Machinery Company

Position	Name	Function
Senior Officer	Shigeto Kotani	President; General Manager of the Planning and Administration Department; General Manager of the Compressor Center

⑦Real Estate Company

Position	Name	Function
Senior Officer	Yoshihiro Tanno	President; General Manager of the Real Estate Division

~~~~~~

Note: In this business report, amounts of less than one unit are omitted.
~~~~~~

BALANCE SHEET

(As of March 31, 2002)

Account	Amount	Account	Amount
	¥ Millions		¥ Millions
(ASSETS)	(1, 524, 098)	(LIABILITIES)	(1, 211, 742)
Current assets	434, 584	Current liabilities	545, 294
Cash and cash equivalents	46,823	Notes payable-trade	1,405
Notes receivable-trade	4,213	Accounts payable-trade	159,521
Accounts receivable-trade	162,121	Short-term loans	225,853
Finished goods	26,214	Bonds due within one year	55,000
Semi-finished goods	15,526	Accounts payable-other	27,504
Raw materials and supplies	44,371	Accrued expenses	22,770
Work in process	67,594	Income taxes payable	295
Prepaid expenses	1,390	Advances from customers	15,559
Deferred tax assets	18,066	Customers' deposits	24,156
Short-term loans receivable	5,280	Allowance for warranty of	
Accounts receivable-other	23,582	completed work	3,121
Other	21,736	Allowance for loss on	
Allowance for doubtful accounts		guarantees of loans	1,600
	− 2,337	Allowance for restructuring	
		costs	1,435
Fixed assets		Other	7,068
Plant and equipment	1, 089, 513	Long-term liabilities	666, 448
Buildings	754, 135	Bonds due after one year	310,800
Structures	173,771	Long-term loans due after one year	248,947
Machinery and equipment	60,783	Employees' retirement benefits	
Vessels and transportation equipment	320,362	Allowance for special repairs	35,709
Tools, furniture and fixtures	2,508	Long-term accounts payable-other due after one year	5,912
Land	7,923	Other	
Construction in progress	168,035		
Intangible fixed assets	20,750	(STOCKHOLDERS' EQUITY)	50,768
Software	10, 838	Share capital	14,310
Utility rights	4,942	Common stock	
Other	4,106		
Investments and other	1,789	Statutory reserves	(312, 355)
Investment securities	324, 540	Additional paid in capital	215, 167
Investment in subsidiaries	75,499	Legal reserve	215,167
Long-term loans receivable	110,105	Accumulated deficit	166, 006
Deferred tax assets	44,193	Reserve for deferred gain on	137,642
Other	56,797	sale of fixed assets	28,363
Allowance for doubtful accounts	54,167	Undisposed deficit	67, 868
		(Net loss included)	
	− 16,223	Revaluation of investments in securities	16,660
			84,528
		Revaluation of investments in securities	(20,991)
		Treasury Stock	− 942
			− 942
			− 6
Total assets	1, 524, 098	Total liabilities and stockholders' equity	1, 524, 098

(Amounts of less than one million yen have been rounded off.)

(Notes) 1. Principal Accounting Policies

(1) Investments in subsidiaries and affiliates are stated at moving average cost. Other investments in securities, which have fair value, are stated at fair value as of the end of March 31, 2001. Revaluation surplus of investments in securities is directly included in the stockholders' equity, and the cost of securities is determined by the average cost. Other investments in securities that have no fair value are stated at moving average cost.

(2) Derivative transactions are stated at fair value.

(3) Inventories are stated at cost, as determined by the last-in, first-out method for finished goods, semi-finished goods, raw materials and work in process of the two works in Kakogawa and Kobe of the Iron and Steel Sector and the two works in Chofu and Moka and the Hatano plant of the Aluminum and Copper Sector, the specific identification method for finished goods and work in process of the steel casting and forging plant (Takasago Works) of the Iron and Steel Sector and the Machinery and Information Sector, and the average method for other inventories.

(4) Depreciation of plant and equipment are provided using the straight-line method for buildings, structures and machinery and equipment of the two works in Kakogawa and Kobe, the Takasago Works, the two plants in Chofu and Moka and the Daian Plant and the declining balance method for other plant and equipment.

(5) Allowance for loss on guarantees of loans, which provides for loss on execution of guarantees of loans, is stated at the estimate of loss based on guarantees' financial position.

(6) Allowance for restructuring costs is stated at the estimated loss as of the end of the fiscal year.

(7) Employees' retirement benefits are stated on the basis of estimated retirement obligation and pension assets at the end of the fiscal year. The effect of applying new accounting standard is amortized equally over five years. Prior service costs are amortized equally based on the remaining years for amortization of the effect of applying new accounting standard when occurred. Actuarial differences are amortized over the average remaining service period when occurred commencing with the following period.

(8) The allowance for special repairs is provided for periodic repairs of blast furnaces and other equipment using the straight-line method over the period to the date of the anticipated repair.

(9) Sales and related costs of long-term (over one year) construction contracts in the engineering business are recognized by the percentage of completion method.

(10) Finance leases, which do not transfer ownership and do not have bargain purchase provisions are accounted for in the same manner as operating leases.

(11) Hedge accounting is applied by deferring method. Foreign exchange contracts separately made are recoded in the foreign currency receivables and payables on the balance sheet, and interest swap contracts, which meet certain conditions, are assumed together with hedged liabilities.

(12) Consumption tax is accounted for by excluding it from net sales, costs and expenses.

2. Accumulated depreciation of property, plant and equipment ¥ 1,418,129 million

3. Current receivables from subsidiaries ¥ 44,352 million
   Long-term receivables from subsidiaries ¥ 58,257 million
   Current payables to subsidiaries ¥ 21,596 million
   Long-term payables to subsidiaries ¥ 602 million

4. Principal assets and liabilities denominated in foreign currencies
   Accounts receivable-trade US$127 million

5. Assets pledged as collateral
   Current Assets ¥4,013 million
   Plant and equipment ¥51,094 million
   Investments and other ¥52,119 million

6. Guarantees of loans ¥104,472 million
   (This figure includes contingent guarantees and letters of awareness.)

7. Allowance for loss on guarantees of loans, allowance for restructuring costs and allowance for special repairs is provided pursuant to the provisions of Article 287-2 of the Commercial Code.

8. Net loss per share ¥7.39

9. The Company recorded the settlement of notes receivable and payable on March 31 and, 2002(banking holidays in Japan) on the dates when these notes were cleared.
   The amounts of such notes were as follows:
   Notes receivable ¥271 million
   Notes payable ¥296 million

STATEMENT OF INCOME

From April 1, 2001
to March 31, 2002

Account	Amount	
(RECURRING PROFIT AND LOSS)	¥Millions	¥Millions
Operating revenue and expenses		
Operating revenue		
Net sales		793,952
Operating expenses		
Cost of sales	695,831	
Selling general and administrative expenses	67,710	763,541
Operating income		30,410
Non-operating profit and loss		
Non-operating income		
Interest and dividend income	5,456	
Other	38,221	43,678
Non-operating expenses		
Interest expense	20,656	
Other	57,443	78,099
Ordinary loss		4, 010
(EXTRAORDINARY PROFIT AND LOSS)		
Extraordinary profit		
Gain on sale of investments in subsidiaries and securities	8,546	
Amortization of prior service cost	6,975	
Gain on securities for contribution to employee pension plan	4,006	19,527
Extraordinary losses		
Loss on write down of investment in subsidiaries and securities	26,361	
Effect of applying new accounting standard for retirement benefits	11,806	
Restructuring costs	7,949	
Special employees' retirement cost	6,900	53,017
Loss before income taxes		37, 500
Income taxes		
Current	55	
Deferred	− 16,563	− 16,508
Net loss		20, 991
Undisposed deficit brought forward from the preceding fiscal year		83,862
Unappropriated retained earnings received due to merger		20,325
Undisposed deficit		84, 528

(Amounts of less than one million yen have been rounded off.)

(Notes)
1. Sales to subsidiaries ¥ 58,281 million
2. Purchases from subsidiaries ¥ 127,071 million
3. Other transactions with subsidiaries ¥ 52,476 million

PROPOSAL FOR DISPOSITION OF DEFICIT

Undisposed deficit at the end of the fiscal year	¥ 84,528,453,615
Reversal of reserve for deferred gain on sale of fixed assets	¥ 1,688,826,164
TOTAL	¥ 82,839,627,451
The above undisposed deficit will be handled as:	
Deficit to be carried forward to the next fiscal year	¥ 82,839,627,451

CERTIFIED COPY OF REPORT ON INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

AUDIT REPORT

May 14, 2002

Kobe Steel, Ltd.
President Koshi Mizukoshi

Asahi & Co.
Engagement partner: Akio Shimoji, CPA
Engagement partner: Ichiro Inui, CPA
Partner: Hisae Kitayama, CPA

We have examined the accompanying balance sheet of Kobe Steel, Ltd. (the Company) at March 31, 2002 and the related statement of income, the business report (limited to accounting matters), the proposal for disposition of deficit and the schedules (limited to accounting matters) for the year then ended, in accordance with Article 2 of the Law for Special Exceptions to the Commercial Code of Japan concerning Audit, etc., of Kabushiki Kaisha. The accounting matters in the business report and schedules, which are subject to audit, are derived from the accounting books and records.
Our examination was made in accordance with auditing standards generally accepted in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances. Such auditing procedures are included in audits of subsidiaries.

As a result of the audit, our opinion is as follows:

(1) The balance sheet and the statement of income present fairly the financial position of the Company at March 31, 2002 and the results of operations for the year then ended in conformity with the provisions of the applicable laws and the Articles of Incorporation of the Company.

(2) The business report (limited to accounting matters) presents fairly the status of the Company in accordance with the provisions of the applicable laws and the Articles of Incorporation of the Company.

(3) The proposal for disposition of deficit is in conformity with the provisions of the applicable laws and the Articles of Incorporation of the Company.

(4) With respect to the schedules (limited to accounting matters), there are no items to be noted that are not in conformity with the provisions of the Commercial Code.

We are independent of the Company in accordance with the provisions of the Certified Public Accountants Law of Japan.

CERTIFIED COPY OF REPORT OF BOARD OF CORPORATE AUDITORS

REPORT OF BOARD OF CORPORATE AUDITORS

We, the Board of Corporate Auditors, concerning the performance of the Directors for the 149th business term from April 1, 2001 to March 31, 2002, received reports on the methods of audit and the results thereof from each of the individual Corporate Auditors, consulted with each other, and made this Audit Report as follows.

1. Outline of the methods of audit by Corporate Auditors

   Each of the individual Corporate Auditors, abiding by the policy of audit determined by the Board of Corporate Auditors and so on, attended meetings of the Board of Directors and other important meetings; received reports on business from Directors and other responsible individuals; reviewed authorization documents (Kessai-shorui) and other important documents; investigated operations and assets in the head office and other main business offices; requested business reports from subsidiaries and investigated operations and assets in principal subsidiaries as the necessity arose; asked for the Certified Public Accountants to report on and explain auditing matters; and examined the accounting documents and the appended specifications thereof.

   With respect to transactions by the Directors which compete with the Company's business, transactions involving conflicts of interest between the Directors and the Company, provision of free-of-charge benefits by the Company, transactions between the Company and subsidiaries or shareholders entered into not-in-the-ordinary course of business, acquisition of the Company's own shares and disposition thereof and so on, we audited such transactions, when in existence, by using the aforementioned methods as well as by requesting reports from Directors and other responsible individuals whenever necessary.

2. Results of audit

   (1) The methods and results of the audit carried out by Asahi & Co., Independent Certified Public Accountants, are appropriate.

   (2) The business report fairly sets forth the situation of the Company in accordance with applicable laws and ordinances and the Company's Articles of Incorporation.

   (3) With respect to the proposal for appropriation of unappropriated retained earnings, nothing unusual is to be pointed out in light of financial condition of the Company and other circumstances.

   (4) The schedules fairly set forth the matters to be stated and nothing unusual is to be pointed out.

   (5) With respect to the Directors' performance of their duties, no illegal act or any fact, which is in significant violation of the applicable laws and ordinances and the Company's Articles of Incorporation, is ascertainable. Further, with respect to transactions by the Directors which compete with the Company's business, transactions involving conflicts of interest between the Directors and the Company, provision of free of charge benefits by the Company, transactions between the Company and subsidiaries or shareholders entered into not in the ordinary course of business, acquisition of the Company's own shares and disposition thereof and so on, we could ascertain no breach of the Directors' duties.

Some former directors and other persons concerned were accused of breaching the Commercial Code of Japan. In relation to the breach, a shareholders' derivative suit was filed at Kobe District Court, and the suit was settled in April 2002. Following this incident, we believe the Company will further improve its compliance system.

May 21, 2002

Board of Corporate Auditors
Kobe Steel, Ltd.
Corporate Auditor (full-time)
Hirokatsu Yokoyama (Seal)
Corporate Auditor (full-time)
Katsuyuki Matsumoto (Seal)
Corporate Auditor
Shigetake Ogata (Seal)
Corporate Auditor
Taku Morota (Seal)

Note: The Corporate Auditors, Messrs. Katsuyuki Matsumoto, Shigetake Ogata and Taku Morota are the Outside Corporate Auditors stipulated in the provision of Article 18, paragraph 1 of the Law for Special Exceptions to the Commercial Code of Japan

-End-

Reference Documents

Concerning the Exercise of Voting Rights

1. Number of voting rights of all shareholders:

2,790,837

2. Matters to be Resolved and References thereto:

First Item: Approval of proposal for disposition of deficit for the 149th business term (FY2001)

The contents of the proposal for disposition of deficit are described on page 21 of the Attachment ([28] page of this translation).

The Company is unable to distribute dividends, as a result of the Company's declaring undisposed deficit.

It is also proposed that Reserve for Deferred Gain on Sale of Fixed Assets be reversed in accordance with the Special Taxation Measures Law, and that the Company post eighty-two billion, eight hundred and thirty-nine million, six hundred and twenty-seven thousand, four hundred and fifty-one Japanese Yen (¥82,839,627,451) as deficit to be carried forward to the next fiscal year.

Second Item: Amendment of Articles of Incorporation

1. Addition of the purpose of the Company

It is proposed that some purposes of business of the Company be added to Article 3 of Incorporation for further development of business in future.

2. Amendment in accordance with revision of Japanese Commercial Law

(1) It is proposed that Articles of Incorporation be amended due to enforcement of Provisions to the Law concerning a partial revision of the Commercial Code of Japan (Law No. 79 promulgated in 2001) with regard to allowance of treasury stock, abolition of controls on par value share and establishment of a new unit-stock system, etc.

(2) It is proposed that Articles of Incorporation be amended due to enforcement of Provisions to the Law concerning a partial revision of the Commercial Code of Japan, etc. (Law No. 128 promulgated in 2001) with regard to establishment of

stock option system and introduction of paper-less electronic registration system for commercial papers, etc.

(3) It is proposed that Articles of Incorporation be amended due to enforcement of Provisions to the Law concerning a partial revision of the Law for Special Exceptions to the Commercial Code of Japan (Law No. 149 promulgated in 2001) with regard to extension of term of Corporate Auditors, etc.

(Underline indicate the amended part)

Current Articles of Incorporation	Draft of Amendment
Article 3 (Purpose) The purpose of the Company shall be to engage in the following business: 1. Manufacture and sale of iron, steel, non-ferrous metals, alloys, and ceramics. 2. Manufacture and sale of cast iron products, cast and forged steel products, and cast and forged products of non-ferrous metal alloys. 3. Manufacture and sale of chemical products. 4. Supply of electricity. 5. Manufacture and sale of composite materials, metal powders, compacted products, various processed products, and by-products related to the preceding items. 6. Manufacture and sale of industrial, transportation, electrical, and other machinery and equipment. 7. Manufacture and sale of electronic machines and electronic materials. 8. Engineering of and contracting for the construction of steelmaking plants, chemical plants, and other kinds of plants, cement plants, and other kinds of plants. 9. Manufacture and sale of arms and their	Article 3 (Purpose) The purpose of the Company shall be to engage in the following business: 1. Manufacture and sale of iron, steel, non-ferrous metals, alloys, and ceramics. 2. Manufacture and sale of cast iron products, cast and forged steel products, and cast and forged products of non-ferrous metal alloys. 3. Manufacture and sale of chemical products. 4. Supply of electricity. 5. Manufacture and sale of composite materials, metal powders, compacted products, various processed products, and by-products related to the preceding items. 6. Manufacture and sale of industrial, transportation, electrical, and other machinery and equipment. 7. Manufacture and sale of electronic machines and electronic materials. 8. Engineering of and contracting for the construction of steelmaking plants, chemical plants, and other kinds of plants, cement plants, and other kinds of plants. 9. Manufacture and sale of arms and their

(Continued)

Current Articles of Incorporation	Draft of Amendment
parts.	parts.
10.Mining.	10.Mining.
11.Design, management, and contracting of civil engineering works, building works, and the construction of steel structures, bridges and other construction works.	11.Design, management, and contracting of civil engineering works, building works, and the construction of steel structures, bridges and other construction works.
12.Sale, brokering, and leasing of real estate; and planning, execution, and management related to local development.	12.Sale, brokering, leasing, management and security service of real estate; and planning, execution, and management related to local development.
13.Manufacture and sale of enzymes and microorganisms, related products, and production equipment.	13.Manufacture and sale of enzymes and microorganisms, related products, and production equipment.
14.Manufacture, sale, exportation, and importation of medical supplies and medical equipment.	14.Manufacture, sale, exportation, and importation of medical supplies and medical equipment.
15.Business related to data processing, telecommunication systems, and other information services.	15.Business related to data processing, telecommunication systems, and other information services.
16.Business related to education, medical service, sports, leisure, and other services.	16.Business related to education, medical service, sports, leisure, and other services.
(newly provided)	17.Treatment and reclamation of industrial waste and other wastes.
17.Sale of technology related to all of the foregoing.	18.Sale of technology related to all of the foregoing.
18.All other business incidental or related to all of the foregoing.	19.All other business incidental or related to all of the foregoing.
Article 5. (Total Number of Shares and Par Value per Share and Number of Shares Constituting One Unit of Stock)	Article 5. (Total Number of Shares and Number of Shares Constituting One Unit of Stock* and Non-Issuance of shares constituting less than One (1) Full Unit)
The total number of shares authorized to	The total number of shares authorized to

(Continued)

Current Articles of Incorporation	Draft of Amendment
be issued by the Company shall be six billion (6,000,000,000), provided that the number of shares shall be decreased by the same number of the shares redeemed.	be issued by the Company shall be six billion (6,000,000,000), provided that the number of shares shall be decreased by the same number of the shares redeemed.
The par value of each par value share shall be fifty (50) yen.	(deleted)
The number of shares constituting one (1) unit of stock of the Company shall be one thousand (1,000).	The number of shares constituting one (1) unit of stock* of the Company shall be one thousand (1,000).
(newly provided)	The Company shall not issue the certificates of shares constituting less than one (1) unit of stock* of the Company.
Article 5-2. (Redemption of Shares) The Company may purchase and then redeem the shares for profit by a resolution of the Board of Directors any time after the closing date of the 145th Ordinary General Meeting of Shareholders to the extent that the number of the shares redeemed shall not exceed two hundred eighty-three million (283,000,000). Further, the Company may purchase and then redeem the shares by using its additional paid in capital by a resolution of the Board of Directors any time after the closing date of the 145th Ordinary General Meeting of Shareholders to the extent of one billion one hundred million (1,100,000,000) shares, provided that the aggregated purchase amount of the shares shall not exceed one hundred and six billion (106,000,000,000) Japanese Yen.	Article 5-2. (deleted)
Article 7. (Record Date) The Company shall recognize those	Article 7. (Record Date) The Company shall recognize those

(Continued)

Current Articles of Incorporation	Draft of Amendment
shareholders (Such shareholders hereinafter include the Actual Shareholders) having voting rights appearing in the Register of Shareholders (Such Register of Shareholders hereinafter includes the Register of the Actual Shareholders) at the close of March 31 of each year as the shareholders entitled to exercise their voting rights at the ordinary general meeting of shareholders for each accounting period ending on said March 31.	shareholders (Such shareholders hereinafter include the Actual Shareholders) having voting rights appearing and recorded in the Register of Shareholders (Such Register of Shareholders hereinafter includes the Register of the Actual Shareholders) at the close of March 31 of each year as the shareholders entitled to exercise their voting rights at the ordinary general meeting of shareholders for each accounting period ending on said March 31.
In addition to the preceding paragraph, upon giving prior public notice thereof, the Company, whenever necessary, fix a date as the record date for the purpose of determining the persons who shall exercise rights as shareholders or registered pledgees.	In addition to the preceding paragraph, upon giving prior public notice thereof, the Company, whenever necessary, fix a date as the record date for the purpose of determining the persons who shall exercise rights as shareholders or registered pledgees.
Article 7-2. (Transfer Agent)	Article 7-2. (Transfer Agent)
The Company shall have a transfer agent for its shares.	The Company shall have a transfer agent for its shares.
The transfer agent and its business handling office shall be appointed by resolution of the Board of Directors and the Company shall give public notice thereof.	The transfer agent and its business handling office shall be appointed by resolution of the Board of Directors and the Company shall give public notice thereof.
In this case, the Register of Shareholders of the Company shall be kept at the business handling office of the transfer agent and business pertaining to the shares such as entries of changes in registries, acceptance of notice of the Actual Shareholders, registries of pledge, indications of trust property, issuances of	In this case, the Register of Shareholders of the Company shall be kept at the business handling office of the transfer agent and business pertaining to the shares such as entries of changes in registries, acceptance of notice of the Actual Shareholders, registries of pledge, indications of trust property, issuances of

(Continued)

Current Articles of Incorporation	Draft of Amendment
share certificates, purchased of shares constituting less than one (1) full unit and acceptances of notifications shall be handled by the transfer agent and not by the Company.	share certificates, purchased of shares constituting less than one (1) full unit* and acceptances of notifications shall be handled by the transfer agent and not by the Company.
Article 9. (Share Handling Regulations) Matters pertaining to the shares of the Company such as entries of changes in registries, acceptance of notice of the Actual Shareholders, registries of pledge, indications of trust property, reissuance of Share certificates, purchase of shares constituting less than one (1) full unit, various notifications, charges and other matters shall be in accordance with the Share Handling Regulations prescribes by the Board of Directors.	Article 9. (Share Handling Regulations) Matters pertaining to the shares of the Company such as entries of changes in registries, acceptance of notice of the Actual Shareholders, registries of pledge, indications of trust property, reissuance of Share certificates, purchase of shares constituting less than one (1) full unit*, various notifications, charges and other matters shall be in accordance with the Share Handling Regulations prescribes by the Board of Directors.
Article 13. (Voting by Proxy) In the event a shareholder exercises his voting right through a proxy, such proxy must be a shareholder of the Company having the voting rights. A proxy must submit a document evidencing his authority to the Company at each general meeting of shareholders.	Article 13. (Voting by Proxy) In the event a shareholder exercises his voting right through a proxy, such proxy must be a shareholder of the Company having the voting rights. A shareholder or a proxy must submit a document evidencing his authority to the Company at each general meeting of shareholders.
Article 16 (Election of Directors) The directors shall be elected by the affirmative vote of shareholders representing a majority of the shares held by the shareholders present at such a meeting and the quorum requirement shall be not less than one-third (1/3) of the total number of shares with voting rights	Article 16 (Election of Directors) The directors shall be elected by the affirmative vote of shareholders representing a majority of the shares held by the shareholders present at such a meeting and the quorum requirement shall be not less than one-third (1/3) of the total number of voting rights of all

(Continued)

Current Articles of Incorporation	Draft of Amendment
issued and outstanding. Provided, that cumulative voting shall not be used for the election of directors.	shareholders. Provided, that cumulative voting shall not be used for the election of directors.
Article 26 (Election of Corporate Auditors) The corporate auditors shall be elected at a general meeting of shareholders. The corporate auditors shall be elected by the affirmative vote of shareholders representing a majority of the shares held by the shareholders present at such a meeting and the quorum requirement shall be not less than one-third (1/3) of the total number of shares with voting rights issued and outstanding.	Article 26 (Election of Corporate Auditors) The corporate auditors shall be elected at a general meeting of shareholders. The corporate auditors shall be elected by the affirmative vote of shareholders representing a majority of the shares held by the shareholders present at such a meeting and the quorum requirement shall be not less than one-third (1/3) of the total number of voting rights of all shareholders.
Article 27. (Term of Corporate Auditors) The term of office of corporate auditors shall expire at the conclusion of the ordinary general meeting of shareholders for the last accounting period within three (3) years after assumption of their respective offices. The term of office of corporate auditors elected to fill a vacancy shall be the same as the remainder of the term of office of the retired corporate auditor.	Article 27. (Term of Corporate Auditors) The term of office of corporate auditors shall expire at the conclusion of the ordinary general meeting of shareholders for the last accounting period within four (4) years** after assumption of their respective offices. The term of office of corporate auditors elected to fill a vacancy shall be the same as the remainder of the term of office of the retired corporate auditor.
Article 33. (Payment of Dividends) Dividends of the Company shall paid to the persons who shall be registered as shareholders or registered pledgees in the Register of Shareholders as of the close of March thirty-first (31st) of each year.	Article 33. (Payment of Dividends) Dividends of the Company shall be paid to the persons who shall be registered or recorded as shareholders or registered pledgees in the Register of Shareholders as of the close of March thirty-first (31st) of each year.

(Continued)

Current Articles of Incorporation	Draft of Amendment
Article 34. (Interim Dividends) The Company may pay interim dividends (Such interim dividends hereinafter means distribution of money pursuant to Section 293-5 of the Commercial Code) to the persons who are registered as shareholders or registered pledgees in the Register of Shareholders as of the close of September thirtieth (30th) of each year.	Article 34. (Interim Dividends) The Company may pay interim dividends (Such interim dividends hereinafter means distribution of money pursuant to Section 293-5 of the Commercial Code) to the persons who are registered or recorded as shareholders or registered pledgees in the Register of Shareholders as of the close of September thirtieth (30th) of each year.
Article 36. (Date of Conversion of Convertible Bonds or Convertible Debentures) For the purpose of payment of the first dividend or interim dividend on shares issued upon conversion of convertible bonds or convertible debentures, such conversion shall be deemed to have taken on April first (1st) if the request for conversion is made between April first (1st) and September thirtieth (30th), or on October first (1st) if the request for conversion is made between October first (1st) and March thirty-first (31st) of the following year.	Article 36. (deleted)

Note

1. *The Company can specify in Articles of Incorporation that a certain number of shares constitute a unit, and this unit carries one (1) voting right in accordance with the revision of the law, as stated above.
2. **The term of office of corporate auditors at the closing of this Ordinary General Meeting of Shareholders shall expire at the closing of the Ordinary General Meeting of Shareholders relating to fiscal year 2004.

Third Item: Election of seven (7) directors upon the expiration of the terms of all Directors

The terms of offices of all seven (7) Directors at present will expire at the closing of this Ordinary General Meeting of Shareholders. Therefore, you are hereby requested to elect Directors.

The candidates are as follows:

(*: newly-elected candidates)

Name (Date of Birth)	Biographical Data and Representative Positions, if any, at Other Companies	Number of Shares of the Company Owned
1. Masahiro Kumamoto (Dec. 16, 1936)	Apr. 1960 - entered the Company Jun. 1987 - Director Jun. 1989 - Managing Director Jun. 1991 - Senior Managing Director Jun. 1993 - Executive Vice President and Representative Director Jun. 1996 - President and Representative Director Apr. 1999 - Chairman of the Board and Representative Director (present post)	203,560 shares
2. Koshi Mizukoshi (Sep. 1, 1938)	Apr. 1961 - entered the Company Jun. 1989 - Director Jun. 1991 - Managing Director Jun. 1993 - Senior Managing Director Jun. 1996 - Executive Vice President and Representative Director Apr. 1999 - President and Representative Director, Officer (present post)	165,000 shares
3. Hiroshi Sato (Sep. 25, 1945)	Apr. 1970 - entered the Company Jun. 1996 - Director Apr. 1999 - Director, Officer Jun. 1999 - Senior Officer Jun. 2000 - Director, Senior Officer (present post)	97,000 shares

(Continued)

Name (Date of Birth)	Biographical Data and Representative Positions, if any, at Other Companies	Number of Shares of the Company Owned
4. Toru Asaoka (May 30, 1945)	Jul. 1969 · entered the Company Apr. 1993 · General Manager of the Planning and Administration Department of the Iron and Steel Division Apr. 1998 · General Manager of the Corporate Planning Department Apr. 1999 · Officer Jun. 2001 · Director, Senior Officer (present post) (Representative Positions at the Other Companies) President and Representative Director of Kobelco Financial Center, Ltd.; President and Representative Director of Kobe Steel International (USA) Inc.; President and Representative Director of Kobe Steel International (America) Inc.; President and Representative Director of Kobe Steel International (Netherlands) B.V.	48,000 shares
5. Tsuguto Moriwaki* (Sep. 10, 1943)	Apr. 1967 · entered the Company Jun. 1996 · Director Jun. 1999 · Senior Officer Sep. 1999 · retired Company Oct. 1999 · President and Representative Director of Kobelco Construction Machinery Co., Ltd. (present post) (Representative Positions at the Other Companies) President and Representative Director of Kobelco Construction Machinery Co., Ltd. (To retire on Jun. 27, 2002)	93,500 shares
6. Yasuo Inubushi* (Feb. 10, 1944)	Apr. 1967 · entered the Company Jun. 1996 · Director Jun. 1999 · Senior Officer Jun. 2000 · Director, Senior Officer Jun. 2001 · Executive Officer (present post) (Representative Positions at the Other Companies) Chairman of the Board and Representative Director of Shanghai Shinko Computer Technology. Co., Ltd.	93,000 shares
7. Takashi Matsutani* (Aug. 24, 1948)	Apr. 1963 · entered the Company Jun. 1994 · General Manager of the Legal Department Jan. 1999 · Officer (present post)	39,000 shares

Fourth Item: Granting of retirement gratuities to retiring directors

It is proposed that retirement gratuities be granted to three (3) Directors,

Messrs. Osamu Takata, Noriyoshi Mitsutake and Yasuaki Hirata, whose terms of offices will expire at the closing of this Ordinary General Meeting of Shareholders. The retirement gratuities will be paid within a reasonable amount in accordance with the established standards of the Company in appreciation of their distinguished services. Moreover, it is proposed that determination of the actual amount, time and method of presentation to the retiring Directors be left to the Board of Directors.

Their biographical data are as follows:

Name	Biographical Data
Osamu Takata	Jun. 1989 - Director Jun. 1991 - Managing Director Jun. 1993 - Senior Managing Director Jun. 1996 - Executive Vice President and Representative Director Apr. 1999 - Executive Vice President and Representative Director, Officer (present post)
Noriyoshi Mitsutake	Jun. 1991 - Director Jun. 1996 - Managing Director Jun. 1998 - Senior Managing Director Apr. 1999 - Senior Managing Director, Officer Jun. 2000 - Executive Vice President and Representative Director, Officer (present post)
Yasuaki Hirata	Jun. 2000 - Executive Vice President and Representative Director, Officer (present post)

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